UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Coconut Palm Acquisition Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

191885201

(CUSIP Number)

Stephen M. Schultz, Esq.

Kleinberg, Kaplan, Wolff & Cohen, P.C.

551 Fifth Avenue, New York, New York 10176

Tel: (212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

  March 5, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 191885201

1	NAME OF REPORTING PERSON Paulson & Co. Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,764,762
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,764,762
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,764,762
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.9%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 191885201

1	NAME OF REPORTING PERSON Paulson Advantage, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 176,362
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 176,362
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 176,362
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 191885201

1	NAME OF REPORTING PERSON Paulson Advantage Plus, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 215,740
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 215,740
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 215,740
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 191885201

1	NAME OF REPORTING PERSON Paulson Advantage Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,239,818
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,239,818
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,239,818
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 191885201

1	NAME OF REPORTING PERSON Paulson Advantage Plus Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,948,493
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,948,493
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,948,493
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 191885201

1	NAME OF REPORTING PERSON John Paulson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,764,762
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,764,762
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,764,762
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.9%
14	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Coconut Palm Acquisition Corp., a Delaware corporation (“Issuer”). The principal executive offices of Issuer are located at 595 South Federal Highway, Suite 500, Boca Raton, Florida 33432.

Item 2. Identity and Background

(a).	NAME

The names of the persons filing this statement on Schedule 13D (the “Reporting Persons”) are:

•	Paulson & Co. Inc. (“Paulson”);
•	Paulson Advantage, L.P. (“Advantage L.P.”);
•	Paulson Advantage Plus, L.P. (“Advantage Plus L.P.”);
•	Paulson Advantage Ltd. (“Advantage Ltd.”);
•	Paulson Advantage Plus Ltd. (“Advantage Plus Ltd.”); and
•	John Paulson
(b).	RESIDENCE OR BUSINESS ADDRESS

Paulson, Advantage L.P., Advantage Plus L.P. and John Paulson each have a business address at 590 Madison Avenue, New York, NY 10022.

Advantage Ltd. and Advantage Plus Ltd. each have a business address at c/o BNY Alternative Investment Services Ltd., 18 Church Street, Skandia House, Hamilton, HM11, Bermuda.

(c).          PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF ANY CORPORATION OR OTHER ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED

Paulson, an investment advisor that is registered under the Investment Advisors Act of 1940, furnishes investment advice to and manages onshore and offshore investment funds and to separate managed accounts (the “Separately Managed Accounts,” and collectively with such investment funds, the “Funds”). Paulson is also the controlling person of Paulson Advisers LLC, the managing general partner of each of Advantage L.P. and Advantage Plus L.P.

The principal business of each of Advantage L.P., Advantage Plus L.P., Advantage Ltd. and Advantage Plus Ltd. is that of a private investment fund engaged in the purchase and sale of securities for its own account.

John Paulson’s primary business is serving as the President and sole Director of Paulson.

Information regarding the directors, executive officers and/or control persons of the Reporting Persons (collectively, the “Instruction C Persons”) is set forth in Appendix III attached hereto.

(d), (e).	CRIMINAL CONVICTIONS; CIVIL PROCEEDINGS

During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or prohibiting activities subject to federal or state securities laws or finding any violation of such laws.

(f).	CITIZENSHIP

Paulson is a Delaware corporation.

Each of Advantage L.P. and Advantage Plus L.P. is a Delaware limited partnership.

Each of Advantage Ltd. and Advantage Plus Ltd. is a Cayman Islands exempted company.

John Paulson is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

The consideration for the purchase of the shares of Common Stock reported herein by the Reporting Persons was derived from available capital of the Funds managed by Paulson, and a total of approximately $21,996,496 was paid to acquire such shares.

Item 4. Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock for investment purposes in the ordinary course of business.

Depending upon market conditions and other factors that they may deem material, Paulson and the other Reporting Persons may purchase additional shares of Common Stock and/or related securities, or may dispose of all or a portion of the Common Stock or related securities that they have acquired or may hereafter acquire.

It is the current intention of Paulson and the other Reporting Persons to vote for the Issuer’s proposal to acquire Equity Broadcasting Corporation pursuant to the merger agreement entered into between the Issuer and Equity Broadcasting Corporation, dated as of April 7, 2006, as amended.

The Reporting Persons reserves the right to discuss and/or meet with management and other shareholders and/or formulate plans or proposals regarding the Issuer or its securities. Except as set forth herein, none of the Reporting Persons or, to its knowledge, any of the other persons identified in response to Item 2, has any plans or proposals that related to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a-b) Collectively, the Reporting Persons beneficially own 3,764,762 shares of Common Stock representing 26.9% of the outstanding shares of Common Stock.

I. Advantage L.P.

(a) Amount beneficially owned: 176,362

(b) Percent of class: 1.3%

(c) Number of Common Shares as to which Advantage L.P. has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 176,362 (See Note 1.)

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 176,362 (See Note 1.)

II. Advantage Plus L.P.

(a) Amount beneficially owned: 215,740

(b) Percent of class: 1.5%

(c) Number of Common Shares as to which Advantage Plus L.P. has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 215,740 (See Note 1.)

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 215,740 (See Note 1.)

III. Advantage Ltd.

(a) Amount beneficially owned: 1,239,818

(b) Percent of class: 8.9%

(c) Number of Common Shares as to which Advantage Ltd. has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 1,239,818 (See Note 1.)

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 1,239,818 (See Note 1.)

IV. Advantage Plus Ltd.

(a) Amount beneficially owned: 1,948,493

(b) Percent of class: 13.9%

(c) Number of Common Shares as to which Advantage Plus Ltd. has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 1,948,493 (See Note 1.)

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 1,948,493 (See Note 1.)

V. Paulson’s Separately Managed Accounts

(a) Amount beneficially owned: 184,349

(b) Percent of class: 1.3%

(c) Number of Common Shares as to which the separately managed accounts have:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 184,349 (See Note 1.)

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 184,349 (See Note 1.)

Note 1: Each of Advantage L.P., Advantage Plus L.P., Advantage Ltd., Advantage Plus Ltd. and the Separately Managed Accounts may be deemed to have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of the shares of Common Stock reported in this Schedule 13D with Paulson and John Paulson.

(c). A list of the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past sixty days is attached as Appendix I.

(d). N/A

(e). N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons acquired warrants on September 14, 2005 that are to be exercisable for 4,000,000 shares of Common Stock. The warrants become exercisable upon the completion by the Issuer of a business combination, and will expire on September 7, 2009, or earlier upon their redemption. The warrants are not currently exercisable.

Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits:

Appendix I: List of the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past sixty days.

Appendix II: Joint Filing Agreement

Appendix III: Instruction C Person Information.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 8, 2007

PAULSON & CO. INC.

By:	/s/ Stuart L. Merzer
Name:	Stuart L. Merzer
Title:	General Counsel & Chief Compliance Officer

PAULSON ADVANTAGE, L.P.
By: Paulson Advisers LLC, general partner
By: Paulson & Co. Inc., managing member

By:	/s/ Stuart L. Merzer
Name:	Stuart L. Merzer
Title:	General Counsel & Chief Compliance Officer

PAULSON ADVANTAGE PLUS, L.P.
By: Paulson Advisers LLC, general partner
By: Paulson & Co. Inc., managing member

By:	/s/ Stuart L. Merzer
Name:	Stuart L. Merzer
Title:	General Counsel & Chief Compliance Officer

PAULSON ADVANTAGE LTD.

By:	/s/ John Paulson
Name:	John Paulson
Title:	Director

PAULSON ADVANTAGE PLUS LTD.

By:	/s/ John Paulson
Name:	John Paulson
Title:	Director

/s/ John Paulson
John Paulson

APPENDIX I

TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS

Paulson effected the below transactions on the open market during the past 60 days for the Reporting Person identified in the table below. No other transactions with respect to securities of the Issuer were effected by the Reporting Persons within the past sixty days.

Date	Fund	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. of commissions)
03-02-2007	1	27,702	$5.63
03-02-2007	2	64,036	$5.63
03-02-2007	3	94,268	$5.63
03-02-2007	4	534,815	$5.63
03-02-2007	5	29,179	$5.63
03-05-2007	1	47,537	$5.69
03-05-2007	2	58,151	$5.69
03-05-2007	3	334,183	$5.69
03-05-2007	4	525,201	$5.69
03-05-2007	5	49,690	$5.69

1 = Advantage L.P.

2 = Advantage Plus L.P.

3 = Advantage Ltd.

4 = Advantage Plus Ltd.

5 = Separately Managed Accounts

APPENDIX II

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the common stock of Coconut Palm Acquisition Corp. dated as of March 8, 2007 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Dated:  March 8, 2007

PAULSON & CO. INC.

By:	/s/ Stuart L. Merzer
Name:	Stuart L. Merzer
Title:	General Counsel & Chief Compliance Officer

PAULSON ADVANTAGE, L.P.
By: Paulson Advisers LLC, general partner
By: Paulson & Co. Inc., managing member

By:	/s/ Stuart L. Merzer
Name:	Stuart L. Merzer
Title:	General Counsel & Chief Compliance Officer

PAULSON ADVANTAGE PLUS, L.P.
By: Paulson Advisers LLC, general partner
By: Paulson & Co. Inc., managing member

By:	/s/ Stuart L. Merzer
Name:	Stuart L. Merzer
Title:	General Counsel & Chief Compliance Officer

PAULSON ADVANTAGE LTD.

By:	/s/ John Paulson
Name:	John Paulson
Title:	Director

PAULSON ADVANTAGE PLUS LTD.

By:	/s/ John Paulson
Name:	John Paulson
Title:	Director

/s/ John Paulson
John Paulson

APPENDIX III

INFORMATION REGARDING THE INSTRUCTION C PERSONS

The following table sets forth the name, title, principal occupation and citizenship of each of the executive officers and directors of Paulson & Co. Inc. In each case, the principal occupation is represented by the person’s title.

Name	Title	Citizenship
John Paulson	President and Sole Director	United States
Chris Bodak	Chief Financial Officer	United States
Stuart Merzer	General Counsel	United States
Andrew Hoine	Senior Vice President	United States
Michael Waldorf	Senior Vice President	United States
Keith Hannan	Senior Vice President	United States

The following table sets forth the name, title, principal occupation and citizenship of each of the executive officers and directors of Paulson Advantage, L.P.

Name	Title	Citizenship
Paulson Advisers LLC	Managing General Partner	Delaware
Paulson & Co. Inc.	Administrative General Partner	Delaware

The following table sets forth the name, title, principal occupation and citizenship of each of the executive officers and directors of Paulson Advantage Plus, L.P.

Name	Title	Citizenship
Paulson Advisers LLC	Managing General Partner	Delaware
Paulson & Co. Inc.	Administrative General Partner	Delaware

Paulson Advisers LLC’s principal business is serving as managing general partner of each of Paulson Advantage, L.P. and Paulson Advantage Plus, L.P.

The following table sets forth the name, title, principal occupation and citizenship of each of the executive officers and directors of Paulson Advantage Ltd.

Name	Title	Citizenship
John Paulson	Director	United States
David G. Cooper	Director	Great Britain
Graham H. Cook	Director	Great Britain

Mr. Cooper’s principal occupation is serving as a partner, practicing in the areas of commercial and private client law, in the Bermuda law firm of Cox Hallett & Wilkinson.

Mr. Cook’s principal occupation is serving as Managing Director of TMF (BVI) Ltd., and Bison Financial Services Limited, part of the TMF Group, an international organization with 20 offices around the world providing trust, management and accounting services, financial services and fund administration services.

Paulson Advantage Ltd. has no executive officers.

The following table sets forth the name, title, principal occupation and citizenship of each of the executive officers and directors of Paulson Advantage Plus Ltd.

Name	Title	Citizenship
John Paulson	Director	United States
David G. Cooper	Director	Great Britain
Graham H. Cook	Director	Great Britain

Paulson Advantage Plus Ltd. has no executive officers.